Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

The registrant hereby expressly incorporates by reference into its registration statement on Form F-3 (File No. 333-161757) the information from the exhibit 99.1 press release furnished herein.

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED NOVEMBER 12, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/S/ EDWARD HU
	Name:	Edward Hu
	Title:	Chief Financial Officer

Date: November 12, 2010

Exhibit 99.1

WuXi PharmaTech Announces Shareholder Resolutions Adopted at 2010 Annual General Meeting

SHANGHAI, November 12 /PRNewswire-Asia/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX) today announced shareholder resolutions adopted at its annual general meeting of shareholders held in Hong Kong on November 10, 2010.

At the meeting, WuXi PharmaTech shareholders approved the re-election of incumbent Class C directors Dr. Ge Li, Cuong Viet Do and Stewart Hen, each to serve a three-year term.

In addition, the WuXi shareholders approved a proposal to amend the WuXi PharmaTech (Cayman) Inc. 2007 Employee Share Incentive Plan to increase the number of ordinary shares authorized to be issued pursuant to the Plan, as well as to limit the total number of ordinary shares that may be delivered pursuant to options qualified as incentive stock options granted under the Plan.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Stephanie Liu (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com